UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
______________________________________________________
FORM 11-K
______________________________________________________
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to   _______
Commission file number 1-8344

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

L Brands, Inc. 401(k)
Savings and Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule L Brands, Inc. 401(k) Savings and Retirement Plan Years Ended December 31, 2020 and 2019 With Report of Independent Registered Public Accounting Firm

L Brands, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
of L Brands, Inc. 401(k) Savings and Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of L Brands, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
Grandview Heights, Ohio
June 29, 2021

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair market value	$1,777,701,280	$1,395,911,857
Investments at contract value	—	145,275,639
Total investments	1,777,701,280	1,541,187,496

Receivable for contributions from employer	44,350,548	46,251,859
Receivable for contributions from participants	5,237	4,075
Total receivable	44,355,785	46,255,934

Cash	2,592,185	60,078
Due from brokers	67,123	312,648
Accrued other earnings	85,867	90,741
Accrued interest and dividends	12	8,234
Total assets	1,824,802,252	1,587,915,131

Liabilities
Due to brokers	2,564,628	372,174
Administrative expenses payable	377,239	447,165
Total liabilities	2,941,867	819,339
Net assets available for benefits	$1,821,860,385	$1,587,095,792

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Additions:
Investment income:
Net appreciation in fair value of investments	$284,325,870	$226,078,073
Dividends and interest from investments	14,921,407	20,257,750
Total investment income	299,247,277	246,335,823

Contributions:
Employer	76,886,521	78,724,408
Participant deferrals	58,543,062	58,360,430
Participant rollovers	3,285,552	6,151,395
Total contributions	138,715,135	143,236,233

Total additions	437,962,412	389,572,056

Deductions:
Distributions to participants	201,130,974	133,227,202
Administrative expenses	2,066,845	2,202,102
Total deductions	203,197,819	135,429,304

Net increase	234,764,593	254,142,752

Net assets available for benefits:
Beginning of year	1,587,095,792	1,332,953,040
End of year	$1,821,860,385	$1,587,095,792

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
1. Description of the Plan
General
The L Brands, Inc. 401(k) Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering eligible employees of L Brands, Inc. and its affiliates (the “Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility
Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.
Contributions
Employer contributions
The Employer provides a matching contribution of 100% of each eligible participant’s voluntary contributions up to 4% of annual eligible compensation.
The Employer also provides a non-elective contribution (the “Annual Contribution”) equal to a percentage of annual eligible compensation to all eligible participants regardless of the employees’ elections who were one of the following:
•Employed on the last day of the Plan year, and had completed 1,000 hours of service during the Plan year
•Involuntarily terminated without cause during the Plan year
•Voluntarily terminated during the Plan year, and as of the last day of the Plan year were age 55 or above and had a minimum of seven years of vested service
Annual Contributions are determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings up to Social Security Wage Base	Earnings above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%
Annual eligible compensation used to determine Employer contributions is based on each participant’s qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limit was $285,000 and $280,000 for the years ended December 31, 2020 and 2019, respectively.
Participant voluntary contributions
Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($19,500 for the year ended December 31, 2020 and $19,000 for the year ended December 31, 2019). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Plan participants who will be age 50 or greater at the end of the Plan year, and whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch-up” contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($6,500 for the year ended December 31, 2020 and $6,000 for year ended December 31, 2019). Catch-up contributions are not eligible for Employer matching contributions.
Investment Options
Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan Retirement Committee periodically reviews and may make changes to the investment choices available.
The Plan’s investment alternatives as of December 31, 2020 include mutual funds, collective trust funds, a pooled account of the Employer’s common stock, and self-directed brokerage accounts.
If a participant makes no investment fund election, all contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate T. Rowe Price Retirement target date fund, selected based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s and Employer’s contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting
Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Annual Contribution during their first six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Employees hired on or after January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan.
Terminated participants age 72 (70½ prior to January 1, 2020) or greater are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).
Qualifying, actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.
Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.

Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.
The Plan adopted certain provisions of the Coronavirus Aid, Relief and Economic Security Act which allowed, in accordance with section 2202(a) of the Act, participants to take up to a $100,000 distribution from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period. The Plan will execute a formal Plan amendment within the timeframe required by law.
Amounts Withdrawn from the Plan
Amounts withdrawn from the Plan but not yet paid were $1,063,208 and $2,342,822 as of December 31, 2020 and December 31, 2019, respectively.
Forfeitures
Forfeitures are used to reduce the Employer’s contributions to the Plan. Forfeitures were $4,159,223 and $3,379,107 for the years ended December 31, 2020 and 2019, respectively. There were no unused forfeitures at December 31, 2020 or 2019.
Administrative Expenses
Plan participants pay administrative expenses of the Plan through fees deducted directly from participant accounts on a per-participant basis. Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements.
Revenue sharing and sub-transfer fees received by the Plan from its investment funds are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements within dividends and interest from investments.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.
Use of Estimates
The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Notes 1, 3 and 4. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Investment Valuation and Income Recognition
Investments (except for fully benefit-responsive investment contracts, which are reported at contract value) are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
The Plan’s synthetic fully benefit-responsive investment contracts are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and funds used to pay administration expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments
Net realized and unrealized appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework. The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted this standard during the year ended December 31, 2020. The adoption of this standard did not have a material impact on the Plan's financial statements.
3. Fair Value Measurements
The authoritative guidance included in ASC 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•Level 1 - Quoted market prices in active markets for identical assets or liabilities.
•Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment trusts (“CITs”): are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CIT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CITs. The investment objective of the CITs, other than the stable value CIT, is to seek a total return consisting of long-term growth of capital and current income and invests in funds considered appropriate based on the remaining time horizon of an investor who expects to retire in the target date of the fund. The stable value trust CIT’s investment objective is to seek preservation of capital and to provide a competitive level of income over time that is consistent with the preservation.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019. The Plan’s investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Employer common stock	$137,074,047	$—	$—	$137,074,047
Mutual funds	709,692,154	—	—	709,692,154
Self-directed accounts	24,647,249	—	—	24,647,249
Total assets at fair value	$871,413,450	$—	$—	$871,413,450
Collective Investment Trusts (a)				906,287,830
Investments at fair value				$1,777,701,280
(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Employer common stock	$70,051,793	$—	$—	$70,051,793
Mutual funds	686,392,774	—	—	686,392,774
Self-directed accounts	19,862,137	—	—	19,862,137
Total assets at fair value	$776,306,704	$—	$—	$776,306,704
Collective Investment Trusts (a)				619,605,153
Investments at fair value				$1,395,911,857
(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
4. Fully Benefit-Responsive Investment Contracts
Nature of Investment Contracts
The Plan, under its Stable Value Fund investment option, previously held a portfolio of synthetic investment contracts (SIC). These contracts met the fully benefit-responsive investment contract criteria and, therefore, were reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. These contracts terminated May 28, 2020 and were moved to the Invesco Stable Value Trust, a CIT.

	2020	2019
Synthetic Investment Contracts	$—	$145,275,639

In a SIC structure, the underlying investments were owned by the Plan and held in trust for Plan participants. The Plan entered into wrapper contracts from third-party insurance companies or banks that served to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligated the wrapper provider to maintain the “contract value” of the underlying investments. The contract value was generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments were, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provided that the adjustments to the interest crediting rate would not result in future interest crediting rates that were less than zero. These wrapper contracts were designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally did not protect the Plan from loss if a wrapper provider defaulted. A default by the wrapper provider on its obligation could have resulted in a decrease in the value of the Plan’s assets. Upon termination of the contracts, the Plan did not incur market value loss.
Events That Limit the Ability of the Plan to Transact at Contract Value
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The termination of the contracts during 2020 did not limit the ability of the Plan to transact at contract value.
5. Tax Status
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has subsequently been amended, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of both December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.
6. Plan Administration
The Retirement Plan Committee is the Plan’s administrator, having been appointed by the Board of Directors of the Employer.
7. Plan Termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. L Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
8. Related Party and Parties-in-Interest Transactions
Wells Fargo Bank, N.A., trustee of the Plan as of both December 31, 2020 and 2019, its subsidiaries, and affiliates maintain and manage certain investments of the Plan, for which the Plan is charged investment expenses. The Plan also invests in the common stock of the Employer.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$1,821,860,385	$1,587,095,792
Amounts allocated to withdrawing participants	(1,063,208)	(2,342,822)
Net assets available for benefits per Form 5500	$1,820,797,177	$1,584,752,970

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2020
Benefits paid to participants per the financial statements	$201,130,974
Amounts allocated to withdrawing participants:
At December 31, 2020	1,063,208
At December 31, 2019	(2,342,822)
Benefits paid to participants per Form 5500	$199,851,360
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.
10. Subsequent Events
Subsequent to December 31, 2020, the Plan investments held by Wells Fargo Bank N.A, trustee, moved to Matrix Trust Company, new trustee. At that time the Plan changed trustee and recordkeeping from Wells Fargo Bank, N.A to Matrix Trust Company, new trustee, and Alight Solutions, new recordkeeper.
Subsequent to December 31, 2020, L Brands, Inc. announced that its Board of Directors unanimously approved a plan to separate L Brands, Inc. into two independent, public companies: Bath & Body Works and Victoria’s Secret, including PINK. The spin-off is expected to be completed in August 2021, subject to certain customary market, regulatory and other conditions. The spin-off did not have an effect on the Plan as of and for the year ended December 31, 2020. A new plan will be created for participants that will be employed by the newly created public company as part of the spin-off.

Supplemental Schedule

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Common Stock
*	L Brands, Inc.	Common Stock - 3,685,777 - shares	$137,074,047

	Collective Trusts
	T. Rowe Price Retirement 2005 Trust	Collective Trust – 89,142 - units	1,642,888
	T. Rowe Price Retirement 2010 Trust	Collective Trust - 477,714 - units	9,291,544
	T. Rowe Price Retirement 2015 Trust	Collective Trust – 67,513 - units	1,417,092
	T. Rowe Price Retirement 2020 Trust	Collective Trust – 2,308,920 - units	52,181,600
	T. Rowe Price Retirement 2025 Trust	Collective Trust – 704,599- units	17,114,702
	T. Rowe Price Retirement 2030 Trust	Collective Trust – 5,314,227 - units	137,372,763
	T. Rowe Price Retirement 2035 Trust	Collective Trust – 1,319,068 - units	35,746,738
	T. Rowe Price Retirement 2040 Trust	Collective Trust - 7,202,104 - units	202,019,028
	T. Rowe Price Retirement 2045 Trust	Collective Trust – 2,177,386 - units	61,728,900
	T. Rowe Price Retirement 2050 Trust	Collective Trust – 3,713,887 - units	105,214,427
	T. Rowe Price Retirement 2055 Trust	Collective Trust - 2,873,247 - units	81,341,629
	T. Rowe Price Retirement 2060 Trust	Collective Trust - 1,785,773 - units	32,465,351
	Invesco Stable Value Trust	Collective Trust – 168,751,168 - units	168,751,168

	Mutual Funds
	Vanguard Institutional Index Fund	Mutual Fund – 758,817 - shares	251,532,820
	Dodge & Cox Stock Fund	Mutual Fund – 503,923 - shares	97,035,501
	Artisan International Investor Shares	Mutual Fund – 1,705,003 - shares	59,010,155
	PRIMECAP Odyssey Growth Fund	Mutual Fund – 2,467,755 - shares	104,682,167
	Vanguard Total Bond Market Index Fund	Mutual Fund – 1,449,903 - shares	16,847,874
	Metropolitan West Total Return Bond Fund	Mutual Fund – 4,376,700 - shares	48,931,508
	Vanguard Mid-Cap Index Fund	Mutual Fund – 1,453,539 - shares	82,328,438
	Vanguard Total International Stock Index Fund	Mutual Fund – 124,203 - shares	16,120,285
	Vanguard Small-Cap Index Fund	Mutual Fund – 338,357 - shares	31,541,601
*	Wells Fargo Government Money Market fund	Mutual Fund – 1,661,805 - shares	1,661,805

	Other
	Self Directed Brokerage Accounts		24,647,249

			$1,777,701,280

	Note: Column (d) omitted for participant-directed investments.
	* Represents a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc. 401(k) Savings and Retirement Plan

Date: June 29, 2021	By:	/s/ WENDY C. ARLIN
Wendy C. Arlin
Senior Vice President, Corporate Controller

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP